Filed by SunCoke Energy, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SunCoke Energy Partners, L.P.

Commission File No.: 001-35782

The following is a transcript of remarks made during the quarterly earnings conference call held by SunCoke Energy, Inc. (“SXC”) held at 10:00 am EST on February 5, 2019 and archived for replay in the “Investors” section of SXC’s website at http://www.suncoke.com. In addition to SXC’s fourth quarter and full-year 2018 earnings, SXC representatives also discussed the proposed stock-for-units merger transaction pursuant to which SXC intends to acquire all the outstanding common units representing limited partnership interests in SunCoke Energy Partners, L.P. (“SXCP”) not already owned by SXC. References to slides in the following remarks relate to the slide presentation filed as Exhibit 99.2 to SXC’s Current Report on Form 8-K, filed on February 5, 2019 pursuant to Rule 425, and incorporated herein by reference in its entirety.

Transcript of Remarks from SunCoke Energy, Inc. Financial Analyst Conference Call

CALL PARTICIPANTS

Executives: Andy Kellogg Treasurer & Director of Investor Relations Fay West Senior VP & CFO Michael G. Rippey President, CEO & Director	Analysts: Derek Brian Hernandez Seaport Global Securities LLC, Research Division Lucas Nathaniel Pipes B. Riley FBR, Inc., Research Division Matthew Wyatt Fields BofA Merrill Lynch, Research Division

Operator

Good morning. My name is Adam, and I’ll be your conference operator today. At this time, I’d like to welcome everyone to the SunCoke Energy Fourth Quarter 2018 Earnings Call. [Operator Instructions] I’d now like to turn the call over to Mr. Andy Kellogg, Treasurer and Director of Investor Relations. Please go ahead.

Andy Kellogg

Treasurer & Director of Investor Relations

Good morning, and thank you for joining us this morning to discuss SunCoke Energy’s Fourth Quarter and Full-Year 2018 Earnings, 2019 Guidance, and the Announcement of SunCoke Energy and SunCoke Energy Partners’ Simplification Transaction. With me are Mike Rippey, President and Chief Executive Officer; and Fay West, Senior Vice President and Chief Financial Officer. Following management’s prepared remarks, we’ll open the call for Q&A.

This conference call is being webcast live on the Investor Relations section of our website, and a replay will be available later today. If we don’t get to your questions on the call today, please feel free to reach out to our Investor Relations team. Before I turn things over to Mike, let me remind you that various remarks we make on today’s call regarding future expectations constitute forward-looking statements. The cautionary language regarding forward-looking statements in our SEC filings apply to the remarks we make today. These documents are available on our website as are reconciliations to any non-GAAP financial measures discussed on today’s call.

With that, I’ll now turn things over to Mike.

Michael G. Rippey

President, CEO & Director

Thanks, Andy. Good morning and thanks to all of you for joining us on the call this morning. We have quite a few exciting developments to talk about today, not only did we post strong financial and operating results for the quarter and full-year 2018, but this morning we also announced a transformational merger that will create value for all SunCoke stakeholders going forward.

SunCoke Energy has signed a merger agreement to acquire all of the SunCoke Energy Partners common units that are not currently owned by SXC. The transaction was approved by the SXCP Conflicts Committee and the boards of both SXC and SXCP. We are pleased to announce this transaction today and believe that a simplified structure benefits all stakeholders. Healthy market as a whole has remained challenged for a number of years, a problem even more pronounced for SXCP. By continued stable operational performance and material improvement in the broader market conditions, SXCP’s yield and effective cost of equity has remained elevated and no longer provides an advantaged cost of capital.

With a simplified and consolidated ownership structure, we will be able to unlock the full potential of the enterprise which provides numerous benefits to SXC and SXCP investors. Importantly, the merger streamlines our corporate structure, creates a larger standalone operating company with increased float and trading liquidity, generates immediate accretion to both SXC shareholders and SXCP unitholders, lowers our cost of funding and better positions us to execute strategic growth initiatives.

In addition, we have been listening to our shareholders, many of whom have expressed interest in SunCoke’s completing the Simplification Transaction. This transaction optimizes SunCoke’s significant free cash flow to strengthen the balance sheet, pursue growth opportunities and return capital to shareholders.

Moving to Slide 5. As part of the terms of the agreement, SXCP’s unaffiliated common unitholders will receive 1.4 SXC shares for each SXCP common unit, which represents a 9.3% premium to SXCP’s February 4, 2019, closing price, and a 12.7% premium, utilizing SXCP’s and SXC’s 30-day volume weighted average price. Following the completion of this all equity transaction, SXCP will no longer be publicly traded and its incentive distribution rights will be terminated.

As provided in the merger agreement, we expect to continue to pay a $0.40 per unit quarterly distribution rate till the transaction closes. The transaction will not trigger any change in control provisions, and we expect SXCP’s current debt structure to remain unchanged at the time of closing. Additionally, following the close of the transaction, SXC intends to return capital to shareholders by initiating a $0.06 per share regular common quarterly dividend, or $0.24 per share on an annual basis. We expect to initiate the quarterly dividend in the first full quarter following the successful close of the Simplification Transaction. From a timing perspective, we expect the transaction will close late second quarter or early third quarter of 2019, subject to customary closing conditions as well as the approval of both SXC shareholders and SXCP unitholders, although SXC’s majority ownership in SXCP is sufficient to approve this transaction on behalf of the SXCP unitholders.

Turning to Slide 6. We’ll now discuss the benefits of the transaction in detail. We believe this transaction will provide significant value to SunCoke Energy stakeholders and will position SunCoke for long-term success. Benefits are anchored on four key drivers:

First, the transaction simplifies SunCoke by eliminating unnecessary complexity created by the dual-company structure. The MLP no longer serves its original purposes of providing a more advantaged cost of capital and access to MLP equity markets. The transaction also more closely aligns SXC shareholder and SXCP unitholder interests.

Second, the Simplification Transaction is accretive to SXC shareholders and meaningfully increases SunCoke’s free cash flow, largely due to the elimination of the SXCP quarterly distribution. SunCoke also benefits from approximately $8 million per year of favorable tax impacts from the transaction as well as estimated public company cost savings of $2 million per year. The increase in available cash flow provides us with significant flexibility to maximize shareholder value. We intend to utilize the incremental SXC cash flow to establish an attractive and sustainable dividend, accelerate our ongoing objective of reducing leverage, pursue both organic growth projects and M&A opportunities and return excess capital to shareholders in a measured way. Consolidating the two public companies better positions us to opportunistically allocate capital in most value-enhancing activities for our investors.

Third, we remain focused leveraging our existing assets, strong customer relationships and unique capabilities to pursue growth. Simplified structure allows SunCoke to retain more internally generated cash flow that can then be used to fund organic growth projects and pursue attractive acquisitions. Additionally, eliminating the MLP qualifying income limitation expands our company’s opportunity set, attractive growth projects and potential acquisition targets to include areas in which we have existing technological expertise and/or customer adjacencies.

Fourth, this transaction creates a single C-corp. structure that we believe will attract a broader universe of investors. Through the larger equity market capitalization, increased equity float and greater trading liquidity. We believe the combined company will appeal to a broader institutional investor base, potentially resulting in more stable trading performance.

Turning now to Slide 7. The transaction materially improves the free cash flow to SXC shareholders. On a full year 2019 basis, the simplification increases adjusted free cash flow by approximately $0.35 per share or a 27% increase. This accretion results from two primary drivers, acquisition of SXCP cash flows, and synergies, which combined materially increase cash flow for SXC shareholders. The acquired cash flow includes both the public unitholder distribution and the excess undistributed cash, known as coverage, generated at the partnership level. Synergies total approximately $10 million per year and reflect both company cost savings and tax benefits. For further information, we have provided a detailed reconciliation in the appendix, which is based on our 2019 guidance.

Moving on to Slide 8, for capital allocation priorities. Previously discussed, one of the key benefits resulting from the simplification is the consolidation of SXC and SXCP cash flows and the increase in cash flow that I just highlighted. While our business has historically benefited from strong cash flow generation, post-simplification, SunCoke will be able to retain incrementally more cash flow. Management is committed to deploying that additional cash flow in the most advantageous and value-enhancing manner for our shareholder. Once again, following the close of the transaction, SXC intends to initiate a common dividend that we believe is sustainable and provides an attractive return to our long-term investors.

Additionally, strengthening the balance sheet by reducing debt continues to be one of our top priorities. A simplified structure allows the SunCoke complex to reduce leverage at an accelerated rate. We remain committed to reducing debt and are now targeting our consolidated leverage ratio of 3x gross debt-to-EBITDA.

Finally, the simplified structure improves SXC’s ability to execute on our goal to grow and diversify our business. While we will continue to maintain a disciplined approach to the capital deployment, a single C-corp. structure enables us to be more flexible and competitive in our pursuit of attractive M&A opportunities and organic growth projects.

Moving to Slide 9. There are several key milestones ahead as we work to finalize this transaction. Regarding timing, we are targeting filing a registration statement in March. We expect to hold an SXC shareholder meeting after the registration statement is declared effective. We anticipate the transaction will close in late second quarter or early third quarter of 2019.

Slide 10. We will be working over the coming months to close the transaction and are very excited about the numerous strategic and financial benefits of simplification, and we believe that simplifying SunCoke’s structure will enable us to pursue an expanded universe of growth opportunities and enable SunCoke to be more competitive as we execute on our growth strategy, which is largely focused on four business initiatives:

First, coke production is and continues to be core to our operations. Our world-class portfolio of cokemaking facilities positions us as a premier low-cost coke producer. To the extent there are opportunities, we will look further build upon our strong position and potentially expand our platform. This is evidenced by our commitment to fully rebuild Indiana Harbor. It has generated significant organic growth due to dramatically improved operating performance at the plant.

Second, we will continue to concentrate on fully maximizing our logistics capabilities. CMT is a state-of-the-art terminal with unique capabilities located to provide strategic access to the seaborne market for our customers. We are actively pursuing opportunities to handle additional bulk products as well as liquid products to fully realize CMT’s potential. To date, we have diversified the product mix by handling petroleum coke, aggregates and liquids. We remain focused on adding additional bulk products to grow the terminal. To complement our strong logistics program, we will continue to pursue accretive acquisitions while maintaining price discipline.

Third, we will leverage our position as an integral member of the steel value chain to develop additional opportunities. We produce, handle and ship carbon products. It is what we do and what we do well. By removing the qualifying income constraint, we will have greater flexibility to evaluate additional product offerings in customer adjacencies within the domestic steel and carbon markets. These are customers with whom we have strong relationships, markets we understand and businesses which, given our operating and technological expertise, would enable us to create meaningful value for our customers and shareholders.

Finally, we will explore opportunities to maximize our technology and engineering capabilities by expanding our international coke licensing arrangements to select global markets. Our industry-leading cokemaking technology converts waste heat into steam or electricity. Inexpensive energy production is highly desirable in many high-cost energy countries around the globe. We will look to use our successful Brazil licensing model as a template for future international opportunities.

These areas closely align with our core competencies and allow us to enhance long-term value for our shareholders. As I have highlighted, we continue to be encouraged about the fundamentals of our business. The Simplification Transaction will streamline our corporate structure, significantly improve our financial flexibility, reduce our cost of funding and help us to capitalize on strong business fundamentals and our unique capabilities.

Turning now to 2018 performance. Today, we also announced SXC’s strong fourth quarter and full-year results. Before I turn it over to Fay, who will review the results in detail, I want to hit a few highlights. First, I’ll start by thanking all of our SunCoke employees for their contributions throughout the year. Commitment and dedication of our team drove the strong operational and financial results that you see today.

Slide 12. You can see the key initiatives that we set out at the beginning of the year and how we performed against these objectives. In short, I’m pleased with the company’s performance as we have met or exceeded our full year goals. In 2018, we delivered our strongest annual financial performance in the last six years. This success was largely due to the safe and efficient operations of our facilities. If we look at our 2 primary financial measures, adjusted EBITDA and operating cash flow, we delivered very strong results. Both measures materially exceeded our guidance range. Adjusted EBITDA for the year was $263.2 million versus our guidance range of $240 million to $255 million. Operating cash flow of $185.8 million also beat the top-end of our guidance range by over $20 million.

From an operations perspective, I am extremely pleased with what we’ve accomplished at our Indiana Harbor works facility. We successfully completed the rebuild of 67 A-battery ovens ahead of schedule and these rebuilt ovens are performing as expected. Indiana Harbor finished the year at over $15 million of adjusted EBITDA and realized an increase of over 130,000 tons of production. We look to achieve optimal performance across our entire fleet, and we expect to realize significant operational and financial improvement at our Granite City facility in 2019.

Turning to the balance sheet, we achieved our target to pay down $25 million on SXCP’s revolving credit facility. We look to further strengthen the balance sheet by paying down additional debt in 2019.

Finally, we continue to make progress toward diversifying and growing our customer base and product mix in our logistics business, as we increased petcoke and aggregate volumes this year and expect business to continue to grow in 2019. All in all, we are pleased with our team’s success in achieving our 2018 initiatives. We are well-positioned to achieve our goals in 2019.

With that, I’ll turn things over to Fay to review our fourth quarter and full year financials. Fay?

Fay West

Senior VP & CFO

Thanks, Mike, and good morning, everyone. Turning to Slide 13, our fourth quarter and full-year EPS was $0.03 and $0.40 per share, respectively. Variability between periods was impacted by the tax reform legislation that was enacted in 2017 as well as higher depreciation expense in the current period. The impact of these two items on a full year basis was $1.91 per share and $0.13 per share, respectively. The current year also reflects the strong operating performance across our business, which increased full year EPS by $0.32 per share.

Consolidated adjusted EBITDA for the fourth quarter was $65.9 million. This reflects a significant year-over-year contribution from our Indiana Harbor facility. It also reflects that we did not recognize any deferred revenue in the quarter from our coal export customers. In 2018, CMT achieved record volumes and our coal export customers shipped over their 10 million ton contractual obligation. This resulted in the recognition of higher revenues throughout the year and, therefore, we did not recognize any deferred revenue on take-or-pay volume shortfalls in the fourth quarter of 2018 versus the $16.4 million recognized in the fourth quarter of 2017. While this impacts quarterly comparisons, there is no impact on a full-year basis. On a full-year basis, we delivered adjusted EBITDA of $263.2 million, which, as Mike referenced, was significantly above our 2018 guidance range of $240 million to $255 million, and up over 12% as compared with 2017 adjusted EBITDA of $234.7 million.

Turning to Slide 14, and looking further at our fourth quarter performance. Fourth quarter 2018 adjusted EBITDA was $65.9 million compared to $69.5 million in Q4 of 2017. Indiana Harbor’s fourth quarter adjusted EBITDA of $3.5 million is up $12.3 million versus the prior year. We successfully completed the rebuild of 67 A-battery ovens ahead of schedule, and these rebuilt ovens are performing as expected. This significantly improved financial performance was driven by an increase in production, higher yields and increased O&M reimbursement as well as lower overall O&M costs.

Excluding Indiana Harbor, our domestic coke business was down slightly in the quarter versus the fourth quarter of 2017. The extended outage at Granite City, which we discussed on our third quarter call, impacted results by approximately $4 million. This was partially offset by lower operating and maintenance expense, which we achieved at Haverhill and Middletown.

Turning to our logistics segment and excluding the impact of revenue recognition, you can see that we were in line with the fourth quarter of 2017. CMT realized its third consecutive quarter of more than 3 million tons of throughput volumes as we continued to see strong demand from our customers to move a variety of bulk products through the terminal.

In total, core operating adjusted EBITDA for the quarter was up approximately $13 million. Finally, we had $16.4 million of lower deferred revenue recognized in Q4 2018 compared with Q4 2017. Once again, since our coal export customers shipped above their contractual obligations in 2018, we incurred no take-or-pay volume shortfalls throughout the year and instead recognized higher GAAP revenue on actual volumes during the year.

Turning now to our full-year adjusted EBITDA performance on Slide 15. Full-year adjusted EBITDA was $263.2 million, up approximately $29 million compared to the prior year. Our year-over-year adjusted EBITDA growth was primarily driven by Indiana Harbor’s exceptional improvement. Indiana Harbor production increased over 130,000 tons, and adjusted EBITDA was up approximately $34 million compared to the prior year. This improvement is driven by both an increase in production and higher yields, which resulted in roughly a $22 million increase in adjusted EBITDA. Additionally, Indiana Harbor received approximately $11 million in higher O&M reimbursement due to the contractual reset of the O&M cost-sharing mechanism with our customer.

As highlighted on the chart, our Domestic Coke business, excluding Indiana Harbor, was down $14.5 million in 2018 versus 2017. The most significant driver, which lowered adjusted EBITDA by over $8 million, was the impact of increased outage work across our fleet, most notably, the previously communicated extended Granite City outage that occurred in the third and fourth quarters of this year. In total, across our entire Domestic Coke fleet, adjusted EBITDA was up 10% or approximately $19 million to nearly $208 million, which was above our full-year Domestic Coke guidance.

Moving on to our logistics business. Adjusted EBITDA was up approximately $2 million due to record CMT throughput volumes. The favorable volume benefit was partially offset by approximately $4 million of high water costs and increased operating and maintenance cost incurred in the year. Our total logistics business increased throughput by 5 million tons, including an increase of 4 million tons of CMT. In 2018, CMT handled over 11 million tons worth of coal export customers, who benefited from very attractive netback economics. Additionally, we continued to make progress to further diversify our customer and product mix as we moved approximately 1 million merchant tons of bulk products through CMT.

Finally, our Corporate and Other segment was favorable by $7.5 million. We have realized significant year-over-year improvement through streamlining our organization and remaining cost-disciplined. We also benefited from the absence of onetime expenses in 2018.

In summary, we are very pleased with the financial results and the year-over-year growth that we achieved in 2018. Turning to our capital deployment on Slide 16. We generated very strong operating cash flow of approximately $186 million, which was above our full-year guidance range of $150 million to $165 million. This increase was driven primarily by our strong operating performance this year. CapEx of $97 million during the year was in line with our guidance and included approximately $34 million related to our Indiana Harbor oven rebuild initiative and $27 million related to our Granite City gas sharing project. During the year, we reduced debt outstanding by approximately $28 million. This includes achieving our 2018 objective to pay down debt by $25 million on SXCP’s revolving credit facility. We remain focused on strengthening the balance sheet and expect to continue to reduce debt in 2019. In total, we ended 2018 with a cash balance of $146 million and strong liquidity of $400 million.

At this time, I would like to turn the call back over to Mike to share our views on the steel and coal markets for 2019. Mike?

Michael G. Rippey

President, CEO & Director

Thanks, Fay. Before we get into our 2019 guidance, I wanted to provide a few brief thoughts on the overall market and where we see things as we enter the new year.

On steel, for the balance of 2018, we saw material improvements in the domestic market. Hot-rolled benchmark price increased from approximately $650 per short ton at the beginning of the year to an average price of approximately $830 per short ton in 2018. Utilization averaged approximately 78% in 2018, up from 71% at the beginning of the year. Import market share has decreased to approximately 23% in 2018 from 27% in 2017. As we stand today, we see stable demand with utilization rates around 80%. While generally we anticipate slow growth across the sector, we expect to continue to see solid steel demand from industrial, construction, consumer and energy sectors, with auto slightly lower.

Looking at the current state of the coke market, we believe the market is generally in balance, and any meaningful pickup in demand or reduction in supply may result in a coke short market. We continue to see strong demand from our customers for high-quality low-cost products.

On the thermal coal export side, export volumes were robust in 2018 on the back of strong API2 and Newcastle prices with a strong demand from Europe, Asia and the Mediterranean regions. While we expect the U.S. to continue to be a significant participant in the seaborne coal trade, we do anticipate volumes to be slightly lower in 2019 versus 2018. The Illinois Basin customers are expected to continue to benefit from attractive netback economics. They have a material advantage due to their low cost structure.

In summary, we believe we are in a stable macro environment for both our Coke and Logistics businesses. While the macro environment does not have a material impact to our 2019 outlook due to the nature of our long-term take-or-pay contracts, continued improvement to our customers’ health will be a long-term benefit to us.

In 2019, we expect our business to produce solid growth on the back of increased production at Indiana Harbor. Now I’ll turn it over to Fay to review our 2019 adjusted EBITDA guidance.

Fay West

Senior VP & CFO

Thanks, Mike. The detailed 2019 guidance slides are presented on an as-is basis and do not reflect the Simplification Transaction that we announced today. The impact of the Simplification Transaction is not material to 2019 adjusted EBITDA, and I will provide some additional information on that impact later in the presentation.

On Slide 19, you could see that we expect adjusted EBITDA to grow in 2019 and are guiding to a consolidated adjusted EBITDA range of $265 million to $275 million. Our guidance range is a bit tighter than what we have historically provided. But given the continued improvement at Indiana Harbor and the stability of the balance of our operations, we feel comfortable providing guidance within this range.

Domestic Coke operations will fuel the majority of the year-over-year increase, which will contribute an incremental $9 million to $15 million of adjusted EBITDA in 2019. Improved performance at our Granite City facility, coupled with an increase in production at Indiana Harbor are the main drivers of this increase.

Looking at our Brazil operations, we expect that they will return to a normalized run rate after a record production year in 2018, which will result in a slight reduction to adjusted EBITDA in 2019.

Turning to our Logistics business, we expect modest growth in adjusted EBITDA in 2019, primarily due to our higher annual per ton rate on our take-or-pay volume. And finally, we expect our Corporate and Other segment will be down slightly in 2019 due to higher employee-related costs and incremental legacy costs as compared to 2018.

Moving on to Slide 20. In 2019, we expect our Domestic Coke adjusted EBITDA will be between $217 million and $223 million. The Domestic Coke business has delivered adjusted EBITDA growth over the last few years, which is the result of the successful oven rebuild program at Indiana Harbor. The increase in our 2019 Domestic Coke adjusted EBITDA is due to improved operational performance at our Indiana Harbor and Granite City facilities, generating an increase in production and higher energy revenues as well as lower operating and maintenance costs. While a PCM fire and a major outage significantly affected our Granite City operations during 2018, we expect our 2019 operations to benefit from the absence of these events.

I will discuss Indiana Harbor’s operational improvements on the next slide. Our 2019 guidance includes a plan to perform extensive work on our heat recovery steam generators [HRSGs] and flue gas desulfurization [FGD] systems at both Haverhill and Middletown. We will apply the lessons learned from the work performed at Granite City in 2018, and we will deploy that knowledge and implement best practices as part of a multiyear program to improve the long-term reliability and operational performance of our HRSG and FGD asset across the fleet. Additionally, we plan to finish the onetime replacement of the outer shells of our existing spray dry absorber equipment, or SDAs, in Middletown and Haverhill in 2019.

Overall, the impact of outages to adjusted EBITDA is expected to be slightly favorable in 2019 but will impact our CapEx outlook for the year. Our 2019 projections also include higher yield gains across the Domestic Coke fleet from higher met coal prices. As a reminder, while we do pass through the cost of coal to our customers, we generate incremental adjusted EBITDA from higher coal prices due to improved yield gain calculations. Lastly, we expect production to be approximately 4.1 million tons, which is approximately 85,000 tons higher than 2018 results.

Looking to the next page to look at Indiana Harbor. As we mentioned on our third quarter earnings call, we will complete the last phase of our multiyear Indiana Harbor oven rebuild initiative by the end of 2019. To date, we have successfully rebuilt 211 of the 268 ovens at Indiana Harbor. We have learned a great deal through this multiyear process and have refined our rebuild approach over time, which has yielded a dramatic improvement in operating performance at the plant.

We expect to complete comprehensive rebuilds on the remaining 57 B battery ovens in 2019, and we fully expect to achieve the same level of success on those B battery ovens. Based on our experience and current understanding of B battery conditions, we anticipate that we can execute these rebuilds for approximately $875,000 to $1 million per oven or approximately $50 million to $60 million in total.

Consistent with current experience, approximately 80% of our estimated 2019 spend will be capital and the remaining 20% will be expense. This equates to between $40 million and $48 million of CapEx. The remaining expense amount of between $10 million to $12 million is included in our 2019 adjusted EBITDA guidance. In 2019, we expect Indiana Harbor adjusted EBITDA to be approximately $22 million on 1,025,000 tons of coke production. The year-over-year improvement is the result of a full year benefit from rebuilt A, C and D batteries, which continue to demonstrate sustained performance and meet our expectations. After the final ovens have been rebuilt, we expect that the plant will operate at nameplate capacity of 1.22 million tons. The increased production and improved operating performance will position Indiana Harbor to achieve adjusted EBITDA of approximately $50 million on an annual run-rate basis.

Turning now to our logistics outlook on the next slide. 2019 Logistics adjusted EBITDA is expected to be between $73 million and $75 million with expected tonnage in line with 2018. At CMT, we are coming off of a very strong year with record volumes in 2018. In 2019, we think demand will remain stable and we expect to handle 10.5 million tons for our thermal coal export customers. While we are projecting 10.5 million tons of throughput for our coal export customers, continued attractive coal export dynamics could provide some potential upside in 2019 beyond our stated guidance.

Despite slightly lower projected coal export volumes, we expect that CMT will generate incremental adjusted EBITDA in 2019 due to higher annual transloading rates on our base take-or-pay contracts. At KRT, we expect 2019 volumes to be in line with 2018 results as end-market demand for both met and thermal coal business remains stable. At Lake Terminal, we anticipate higher volumes due to an increase in production from Indiana Harbor. As Mike mentioned, we continue to actively pursue opportunities to generate the incremental adjusted EBITDA across the Logistics fleet. At CMT, we remain focused on exploring opportunities to diversify our customer and product mix.

On Slide 23, we have highlighted our 2019 capital plan. We expect to spend between $110 million and $120 million in 2019. A significant portion of this capital spend will go towards completing the final phase of the Indiana Harbor oven rebuild project. As I just discussed, we expect the capital component of this project to be approximately $40 million to $48 million. And once completed, the plant will produce at nameplate capacity.

We also expect to complete the final phase of the Granite City gas-sharing project by June of 2019, and we estimate that we will spend approximately $6 million this year. Lastly, our maintenance CapEx plan includes certain upgrades in order to improve the long-term reliability and operational performance of our assets. We plan to perform upgrades to our HRSG and FGD assets at Haverhill and Middletown while finishing the onetime replacement work on the SDAs in 2019. We will complete these upgrades during normally scheduled outages throughout the year.

Turning to Slide 24. This slide provides historical review of actual performance across many metrics as well as the summary of our 2019 guidance. Before turning it back over to Mike, I would like to highlight that we have successfully increased consolidated adjusted EBITDA, Domestic Coke production and Domestic Coke adjusted EBITDA per ton materially since 2016.

We expect adjusted EBITDA to be between $265 million and $275 million in 2019, which is approximately a 24% increase over 2016 results. This increase highlights the significant improvement and contribution of Indiana Harbor as well as the long-term stability of our other operations. This steady growth is a validation of thoughtful approach we have taken to improve operations and represents our ongoing commitment to creating long-term value for shareholders. The last column on this slide provides 2019 guidance assuming the Simplification Transaction closes on July 1, 2019. While the Simplification Transaction does not have a material impact on consolidated operations, there will be a significant increase to adjusted EBITDA attributable to SXC once the transaction is complete.

With that, I will hand it back to Mike.

Michael G. Rippey

President, CEO & Director

Thank you, Fay. Wrapping up on Slide 25. As always, operational excellence is top of mind for our organization, focused on executing against our capital plans and further improving operational performance across both Coke and Logistics businesses, while successfully executing the final phase of our Indiana Harbor rebuild initiative. Additionally, we are keenly focused on successfully completing the Simplification Transaction. As I laid out earlier on the call, it’s an important and transformational merger for SunCoke, which we believe will create value for all SunCoke stakeholders.

We will also work to pursue our organic and M&A growth strategies as outlined earlier on the call. This strategy focuses on business verticals that closely align with our core competencies, where our knowledge and expertise include additional value for our shareholders. Finally, we’ll again be focused on executing on our commitments to shareholders by achieving our full-year financial targets we’ve laid out today.

With that, let’s go ahead and open up the call for Q&A.

QUESTION AND ANSWER SESSION

Operator

[Operator Instructions] And your first question comes from Matthew Fields from Bank of America.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Congratulations on the announcement of the Simplification Transaction. I guess one extra benefit you didn’t list is you don’t have to do 2 conference calls anymore.

Fay West

Senior VP & CFO

That’s right.

Michael G. Rippey

President, CEO & Director

As we [indiscernible].

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Just — is there any reason that we can think of that this deal won’t go through whether that’s the independent Board of Directors that you’ve had issues with the last time or any regulatory reason that things will get blocked?

Michael G. Rippey

President, CEO & Director

No, we don’t foresee any issues. The SXCP Conflicts Committee voted unanimously to approve the transaction. The SXCP board took that recommendation and unanimously approved the transaction from the SXCP perspective. As well, the SXC board unanimously approved the transaction. We’ve laid out a timeline for you, where we’ll go through all of the customary activities that you go through, including filings with the SEC and we expect the reviews with the SX — or the SEC to go without issue. So as we’ve indicated, we expect to close either in late second or third quarter. After we obtain those filings, we’ll have a proxy filing and we’ll be asking SXC’s common shareholders to approve the transaction as well. But no, we don’t foresee any issues at all.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

So the only thing that’s not locked down, so to speak, is the SXC shareholder vote at this point?

Michael G. Rippey

President, CEO & Director

That’s correct.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Great, thank you. And just sort of looking on the pro forma kind of consolidated transaction. We — since — please let me know if I’m wrong here, but it looks like for the bonds, leverage goes from about 3.8x to 3.9x, depending on how you calculate it, to about 3.2x on a consolidated basis, right, when you collapse the side, is that correct?

Fay West

Senior VP & CFO

It’s about right. Yes.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay. So you improved [indiscernible] there. Then just help me, please, if I’m understanding this, only the public units will get exchanged into SXC shares, is that right?

Fay West

Senior VP & CFO

That’s correct.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

The 17.7 million SXCP units held by the public? So pro forma share count should be about 90 million SXC shares, is that right?

Michael G. Rippey

President, CEO & Director

Right.

Fay West

Senior VP & CFO

Right. We’re going to issue right around 24 million shares.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

So the pro forma future dividend at $0.24 per year will be about $21 million, $22 million.

Fay West

Senior VP & CFO

That math is spot on.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay… versus before SXCP was distributing about $80 million on a run-rate basis. Obviously, you were getting that some of that as the parent, but I think about $30 million was leaving the complex, is that the right way to think about it?

Fay West

Senior VP & CFO

That’s it. Matt, you are thinking about it exactly right.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay. Moving on to Indiana Harbor. Is the rebuild project done at the end of 2019?

Michael G. Rippey

President, CEO & Director

Yes. With 57 B ovens remain to be rebuilt in 2019 after which the entire complex would have been rebuilt.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

So all else being equal, given your guidance about $22 million of EBITDA up to $50 million and then the CapEx you’re spending on this, is the right way to think about 2019 to 2020, if nothing else changes, $25 million to $30 million of extra EBITDA from Indiana Harbor? And then $40 million to $45 million less CapEx for the whole complex from all else being equal?

Michael G. Rippey

President, CEO & Director

I think that’s right.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

So if you add that together, that’s about $65 million to $75 million of extra free cash flow. What’s the sort of earmarked — or what’s your thinking about using this free cash flow once you get to the 3x leverage target, which you’re pretty much almost at right now?

Michael G. Rippey

President, CEO & Director

You’re correct. Our focus this year will be, of course, on completing the transaction. We’ve indicated we’ll begin the payment of the common dividend in the first quarter post close of the transaction and we’ll be focused on de-levering. At the same time, we’ll be — and you’ve touched on one significant organic growth opportunity, that is what the rebuild would be. Our focus this year will be on the successful rebuild, beyond which time we’ll begin to develop a very rich list, if you will, of opportunities to grow our business, either organically or a variety of M&A transactions. So we’re building a pipeline. We’re going to do so in a thoughtful way.

Our company has — we like to believe, this may sound not fully modest but we believe that we have a good reputation with our customers for producing high-quality products and delivering them in a very reliable manner. So we’ll begin to look for opportunities in areas where we either have operating or technological expertise to grow. But we will be selective and buy assets that — high-quality assets which fit nicely with the reputation that we believe we’ve earned today. And we’re not going to act in a hasty way, where we might overpay. So we’ll be very, very disciplined in our approach. But with the simplification, we’re unlocking the opportunity to do that because some of the limitations that were present prior will be eliminated post-simplification.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay, great. Well, look, bigger picture, your first bullet on Slide 10 of your — which is your strategic focus says, growing market share in the North American coke market. Seems like most, if not all of the blast furnace steel producers have their kind of coke supply pretty well shored up, where do you see opportunities to grow share? And is U.S. Steel’s problems like Clairton one of those opportunities that you see?

Michael G. Rippey

President, CEO & Director

No, you’ve read what we have publicly about — very current issues at Clairton. But we see and we talked about it. No, continued good market for our customers. So if end-use demand for steel products grows, naturally there is opportunities for suppliers, we being here talking about coke. If coke demand were to increase, we would expect to satisfy that demand as well as — there are opportunities and Harbor’s one of them. We are organically growing our business in a meaningful way. Only a year ago, we were making 825,000 tons annually at the Harbor. Post-completion rebuild, we’ll be at 1.2 million tons. So there’s organic growth. And we expect as a high-quality low-cost producer to capture growth that’s available to us in the market.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay. And then on the other side of that, given AK Steel’s decision to permanently shut down Ashland, and your Haverhill contract is at the end of 2021. So even if they cancel, you’re kind of dovetailing with the end of that contract anyway. But given that they’re down to essentially Middletown and Dearborn at this point, how do you fit into their sort of overall coke needs beyond 2021? Is — do you see yourself as — do they need all 550,000 tons that you make at Haverhill? Do they need less? Do they need more? Can you talk about that contract extension for us?

Michael G. Rippey

President, CEO & Director

Well, the extension is a way’s off. They are taking the full output of Haverhill today, and we need to remind ourselves while they announced their intent to permanently close later this year, the Ashland furnace, it’s been down now for a number of years. My memory may be wrong and somebody correct me, I think it’s been down since 2015. So that capacity’s been out of the market. So when we talk about our belief that there’s roughly a good balance between coke supply and demand in the market, Ashland hasn’t been part of that equation for some time. So this announcement of a permanent closure doesn’t impact the amount of demand that’s present in the marketplace. I think perhaps more importantly, if you look at the restart of both blast furnaces at Granite City this year, in terms of demand in the marketplace. But that renewal is three years out, they’re taking the coke today. There’s no reason we think they wouldn’t want to continue that relationship going forward.

Matthew Wyatt Fields

BofA Merrill Lynch, Research Division

Okay. I guess we’ll just stay tuned for how that contract negotiation plays out.

Michael G. Rippey

President, CEO & Director

Absolutely.

Operator

Your next question comes from Lucas Pipes of B. Riley FBR. Lucas, your line is open.

Lucas Nathaniel Pipes

B. Riley FBR, Inc., Research Division

And I’d like to add my congratulations, not only on the Simplification Transaction but the strong results out of Indiana Harbor. Mike, Fay, I wanted to follow up a little bit on the CapEx side. So ongoing guidance for 2019, $64 million to $66 million — is that kind of a number that we should continue to anchor our expectations on for 2020, 2021, etc.? Is there maybe some upward pressure, be it like more things on the gas-sharing side, for example? Or are there, maybe even opportunities to lower that further?

Fay West

Senior VP & CFO

So when we gave our guidance for 2019 on CapEx, the range was between $110 million and $120 million. This obviously includes the last phase of Indiana Harbor, which is between $40 million and $48 million and some residual spend on the Granite City gas sharing. It also includes as I mentioned on the call, some upgrades to our HRSG and FGD assets. And we’ll perform those upgrades during our regularly scheduled outages in 2019. I think — our focus is long term and on the long-term performance of the assets and with any capital-intensive heavy manufacturing business like ours, maintenance events, repair work CapEx is required to maintain the health and integrity of our assets. So I just think when you look at kind of a run rate, this work that we’re planning on doing here in 2019 is a piggyback off of the work that we did in ‘18. And we’ve always planned to do this work in the future over some time horizon. But based on our very extensive review that we did of our assets, looking out of our longer-term horizon of about 10 years, we’ve concluded that it was important to pull some of that work forward. So you’re seeing an elevation in our CapEx spend in 2019 to accommodate that incremental work that we want to do that we’ve pulled forward.

Lucas Nathaniel Pipes

B. Riley FBR, Inc., Research Division

Okay. That’s helpful. So — but outside of Indiana Harbor and the gas sharing, that $64 million to $66 million could be a good run rate number to use going forward?

Fay West

Senior VP & CFO

I think that’s a good number to use.

Lucas Nathaniel Pipes

B. Riley FBR, Inc., Research Division

Okay. Very helpful, thank you. And then I wanted to follow up on the tax synergies of $40 million. Would it be possible to provide a breakdown of the tax yield to SXCP unitholders? And then also the depreciation benefit from the basis step-up? And then — so should we be thinking about that being all-cash taxes or is there a noncash component to this as well?

Fay West

Senior VP & CFO

So the tax synergies are made up of 2 items, the first is the step-up in basis. Because it is a taxable transaction, SXC will receive a step-up in its tax basis. And so that’s the first component. The second is, SXC as an entity will no longer receive certain tax allocations that increased our taxable income on a stand-alone basis. It’s something that we referred to in the past as remedial income. And we’ll no longer receive that remedial income that resulted from the formation of SXCP. And so, this would’ve continued — this is based on kind of partnership tax rules and will be continued after 2029. And so those are the 2 components. And when we’re talking about this from a cash basis, and I think you could say that probably over the time period about 50-50, some years more, some years less, depending on kind of the specifics. But it’s roughly $40 million over that time period, roughly 50% of it from step-up and 50% of it from elimination of remedial income.

Lucas Nathaniel Pipes

B. Riley FBR, Inc., Research Division

Got it. That’s very helpful. And maybe one last question to sneak in. And Mike, this is truly out of curiosity and due to your long experience in the steel industry, what do you think has been driving the weakness in HRC prices as of late?

Michael G. Rippey

President, CEO & Director

You’re dating me now. It’s been a while since I was involved in directly buying and selling steel products. But prices, they might have gotten a little ahead of themselves, I would think. They’ve come back off a little bit. Lead times are shorter than what they have been. The distributors or inventors are in good position now as there’s big inventory overhang. There’s some weakness in scrap pricing. But very recently you’ve — I’m sure that most of the mills have announced a round of increases, I think $40. And that’s being implemented as we speak. So perhaps we found the bottom. Now it seems that some years are — cyclically some weakness going into the fourth quarter. And I think we probably saw some of that again this year.

Lucas Nathaniel Pipes

B. Riley FBR, Inc., Research Division

I appreciate all the color and, again, congratulations on a very strong year and a great outlook. Thank you.

Operator

And your final question comes from Derek Hernandez of Seaport Global Securities.

Derek Bria Hernandez

Seaport Global Securities LLC, Research Division

I also would like to give you my congratulations on the results for the fourth quarter and the transaction announcement today. Very, very good job moving that forward. I just want to ask if you had concerns regarding support from SXC shareholders for the transaction? I know you said that the indications had been overall positive. But is that any risk in your view to the transaction going forward?

Michael G. Rippey

President, CEO & Director

No, we believe this transaction is very good for SXC shareholders and they’ll be very supportive. As well we believe it’s fair to the SXCP unitholders. So no, we don’t see any issue at all.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

I see. And since it was noted earlier in the call that the target of consolidated leverage is potentially a more near-term event, do you have any idea how you would measure this priority against potentially levering up to pursue organic or inorganic growth opportunities that may come in the near term?

Michael G. Rippey

President, CEO & Director

Our priority will be to strive to that 3.0 ratio not to lever up or pursue growth. We believe that we can accomplish the leverage target as well with the free cash flow that we’ll be generating to pursue both organic and inorganic growth opportunities. So leveraging up to pursue growth is not in our current list of things to do.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

And then with the same target, but would we — what should we consider as kind of a normalized cash minimum for SunCoke’s balance sheet following the transaction?

Fay West

Senior VP & CFO

I think we’re targeting right around $100 million. That’s kind of the right cash balance, right around there. It could be slightly lower, but just right around there, Derek.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

Excellent. And in your presentation, you mentioned potential market opportunities for your Brazil model. Do you have an idea of what the scale of these opportunities may be and potential timeline for implementation there?

Michael G. Rippey

President, CEO & Director

Scale will be consistent with other plants that we’ve built both here in the U.S. and as well Brazil. Our technology is scalable. But we’re very much of a mind that the Brazilian model works well for us, and we would look to implement that model as constructor, operator and technology supplier throughout the world. In other parts of the world, energy costs are quite considerably higher than here in the United States. And resultant steam electricity that’s available as a byproduct from our plants, they can be quite valuable. So we believe there is good applicability of our technology there in other parts of the world, and the Brazilian model is one that we would look to pursue as we look more globally through applying our technologies and know-how.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

Excellent. Excellent. And then switching over to Indiana Harbor. Do you anticipate the timeline for the rebuild of the last 57 ovens to follow kind of the schedule of your last few years, which would be completion around November of 2019? And then as a quick follow-up there, with the completion of the rebuild and your view on the A, C and D batteries, would there be any potential risks to normalize production at Indiana Harbor following this? Or are you basically expecting a run rate of 1.2 million tons going forward beyond 2019?

Michael G. Rippey

President, CEO & Director

No, we very much expect to achieve and sustain a run rate of 1.2 million post-rebuild of B. And your timing is correct. We expect to complete those rebuilds in the fourth quarter of 2019, the end of

November is as good a date as any. One thing though that you should keep in mind that the rebuilds of B batteries are more expensive than what was the case in A. So while we’ll be fully back up at the end of November, we’ll have those ovens out of service for a longer period this year than was the case with A where the work wasn’t quite as expensive. And that’s reflected fully in the guidance we’ve provided you.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

I see. And then you also mentioned production outages across the fleet. I was just wondering if you could give us a little bit of guidance as to kind of how the waiting may be from quarter-to-quarter across the year to reach your 4.1 million ton target for 2019?

Fay West

Senior VP & CFO

Yes, Derek, we don’t give quarterly guidance. And, therefore, it’s — and the scope and timing of outage work varies quarter-over-quarter, plant-by-plant, year-over-year. But when I look at kind of 2019, the majority of your outage work is going to be second quarter and slightly in the third quarter with some outage work at Middletown in the fourth quarter, but they have consistently done that work in the fourth quarter. So, I think you’ll see it kind of in second and third quarter. That’s when you’ll see kind of the impact on kind of our operations as well as production, inclusive of energy production. We won’t have anything in the first quarter. There’s nothing planned, versus last year we did have some work in the first quarter.

Derek Brian Hernandez

Seaport Global Securities LLC, Research Division

I see, that’s very, very helpful. Well, thank you very much for taking the time for all my questions today, and great call and great announcement today. Thanks again.

Operator

And there are no further questions at this time. So I’ll turn the call back over to President and CEO, Mike Rippey.

Michael G. Rippey

President, CEO & Director

Okay. Well, thank you all for your continued interest in our company and your participation today. To the extent you have questions that weren’t answered fully today or you think of later, please be in touch and we’ll be pleased to provide any additional information you might be requesting. So again, thanks for your participation and your interest, and we look forward to a very, very good 2019, including the accomplishment of the Simplification Transaction. So thanks and have a great day.

Operator

And this does conclude today’s conference call. You may now disconnect.

IMPORTANT NOTICE TO INVESTORS

This communication includes important information about an agreement for the acquisition by SXC of all publicly held common units of SXCP. SXC expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a prospectus/consent statement/proxy statement of SXC and SXCP. SXC and SXCP security holders are urged to read the prospectus/consent statement/proxy statement and other documents filed with the SEC regarding the proposed transaction carefully and in their entirety when they become available because they will contain important information. Investors will be able to obtain a free copy of the prospectus/consent statement/proxy statement, as well as other filings containing information about the proposed transaction, without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the prospectus/consent statement/proxy statement and the filings with the SEC that will be incorporated by reference in the prospectus/consent statement/proxy statement can also be obtained, without charge, by directing a request either to SXC, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations or to SXCP, 1011 Warrenville Road, 6th Floor, Lisle, IL 60532 USA, Attention: Investor Relations.

The respective directors and executive officers of SXC and SXCP may be deemed to be “participants” (as defined in Schedule 14A under the Securities Exchange Act of 1934 as amended) in respect of the proposed transaction. Information about SXC’s directors and executive officers is available in SXC’s annual report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 15, 2018. Information about SXCP’s directors and executive officers is available in SXCP’s annual report on Form 10-K for the fiscal year ended December 31, 2017 filed with the SEC on February 15, 2018. Other information regarding the participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus/consent statement/proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

The reports, filings, and other public announcements of SXC and SXCP may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based upon information currently available, and express management’s opinions, expectations, beliefs, plans, objectives, assumptions or projections with respect to anticipated future performance of SXC or SXCP. These statements are not guarantees of future performance and undue reliance should not be placed on them. Although management believes that its plans, intentions and expectations reflected in, or suggested by such forward-looking statements are reasonable, no assurance can be given that these plans, intentions or expectations will be achieved when anticipated or at all.

Forward-looking statements include all statements that are not historical facts, and may be identified by the use of such words as “believe,” “expect,” “plan,” “project,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “will,” “should” or the negative of these terms or similar expressions, and include, but are not limited to, statements regarding: the expected benefits of the proposed transaction to SXC and SXCP and their shareholders and unitholders, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expected levels of cash distributions by SXCP to its unitholders and dividends by SXC to its shareholders; expected synergies and shareholder value to result from the combined company; future credit ratings; the financial condition of the combined company; and plans and objectives of management for future operations and growth.

Forward-looking statements are inherently uncertain and involve significant known and unknown risks and uncertainties (many of which are beyond the control of SXC) that could cause actual results to differ materially. Such risks and uncertainties include, but are not limited to domestic and international economic, political, business, operational, competitive, regulatory and/or market factors affecting SXC, as well as uncertainties related to: pending or future litigation, legislation or regulatory actions; liability for remedial actions or assessments under existing or future environmental businesses.

SXC and SXCP have included in their respective filings with the Securities and Exchange Commission (the “SEC”), cautionary language identifying important factors (but not necessarily all the important factors) that could cause actual results to differ materially from those expressed in any of their respective forward-looking statements. Investors are urged to closely consider the disclosures and risk factors in SXC’s and SXCP’s annual reports on Form 10-K, and each of SXC’s and SXCP’s respective quarterly reports on Form 10-Q, and current reports on Form 8-K, copies of which are available free of charge on SXC’s website at www.suncoke.com. All forward-looking statements included in this transcript are expressly qualified in their entirety by such cautionary statements. Unpredictable or unknown factors not discussed in this transcript also could have material adverse effects on forward-looking statements.